Exhibit 4.6A

FIRST AMENDMENT TO RIGHTS AGREEMENT

This First Amendment to Rights Agreement (this “First Amendment”) is entered into as of this 17th day of March, 2006 by and between SBA COMMUNICATIONS CORPORATION, a Florida corporation (the “Company”) and COMPUTERSHARE TRUST COMPANY, N.A. (fka Equiserve Trust Company, N.A.), as Rights Agent.

RECITALS

WHEREAS, the Board of Directors of the Company deems it advisable and in the best interests of the Company to waive the application of the Rights Agreement, dated January 11, 2002, between the Company and the Rights Agent (the “Agreement”) with respect to the issuance of the shares of Class A common stock of the Company pursuant to the Stock Purchase Agreement dated as of March 17, 2006 by and among AAT Holdings, LLC II, AAT Communications Corp., AAT Acquisition LLC and the Company; and

WHEREAS, the Company desires to amend the Agreement in accordance with the terms of this First Amendment.

NOW, THEREFORE, the Agreement is hereby amended in the following respects:

1. Incorporation of Terms and Definitions. Unless otherwise defined herein, all terms used in this First Amendment shall have the meaning ascribed to such terms in the Agreement and all references hereafter made to the Agreement shall include the amendments and modifications effected pursuant to the terms of this First Amendment.

2. Amendment. The Agreement is hereby amended as follows:

The definition of “Exempt Person” set forth in Section 1 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Exempt Person” shall mean the Company, any Subsidiary (as defined below) of the Company (in each case including, without limitation, in its fiduciary capacity), any employee benefit plan of the Company or of any Subsidiary of the Company, any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any Subsidiary of the Company, AAT Holdings, LLC but only with respect to the shares of Common Stock issued to it by the Company in connection with the Stock Purchase Agreement, dated as of March 17, 2006, entered into among the Company, AAT Acquisition LLC, AAT Communications Corp. and AAT Holdings, LLC II and Charterhouse Equity Partners III, L.P. together with its affiliated entities but only with respect to the shares of Common Stock distributed to it by AAT Holdings, LLC.”

3. Full Force and Effect. Except as specifically modified hereby, the Agreement remains in full force and effect.

4. Counterparts. This First Amendment may be executed in any number of counterparts and all the counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be duly executed and delivered as of the day and year first above written.

SBA COMMUNICATIONS CORPORATION

By:	/s/ Thomas P. Hunt
	Name:	Thomas P. Hunt
	Title:	Senior Vice President and General Counsel

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Tammie J. Marshall
	Name:	Tammie J. Marshall
	Title:	Senior Account Manager